

Mail Stop 7010   December 15, 2008

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Amendment No. 1 to Form F-1**
> **Filed November 26, 2008**
> **File No. 333-153796**
>
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 27, 2008**
> **File No. 001-14542**

Dear Mr. Tang:

　　We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1.　Briefly describe the nature of the criminal proceedings against former PEWC officers and directors and describe the malfeasance that led to the delisting from the Taipei Stock Exchange.

Summary, page 1

2.　Please provide an organizational chart in the summary which includes your joint venture ownerships.

Risk Factors, page 5

3.　Please include a risk factor about your default on the PEWC loan.

Certain Historical Information Regarding Ownership and Control of the Company, page 24

4. Please clarify who Set Top International is and briefly describe what the litigation between them and PEWC related to.

5. Please describe how the Option Agreement came about and disclose its purpose.

6. Please explain carried interest and clarify whether PEWC is still paying it. Clarify whether the purchase price was funded with debt by Sino JP. Disclose why the transaction was structured to include carried interest and how it is accounted for by each of the parties.

5.4 - Liquidity and Capital Resources, page 47

7. We note your response to prior comment 32 and your revised disclosure. Your discussion of the cash flow statement and the factors that drive cash flows does not provide information for the period ending June 30, 2008. Please revise to provide a balanced discussion of the factors that drive cash flows, explanations of the reason for increases and decreases in your cash flows including the reasons for the changes in operating assets and liabilities for the most recent period. Additionally, ensure that your discussion for the interim period discusses the significant impact accounts receivables and inventory had on operating cash flows. Refer to FRR No. 72-501.13.

Related Party Transactions, page 66

8. Please disclose the interest rate and maturity of the short-term loan from Moon View.

9. Please disclose the use of proceeds for each of the related party loans.

10. Please provide disclosure here about the management fee payable to PEWC and disclose what the management fee is for.

11. In the last paragraph, please state that the financial statements you are incorporating are in your Form 20-F. In your cross-reference to footnote 17, please reference your copper purchases from PEWC

Plan of Distribution, page 69

12. We reference the second paragraph. Please tell us why you would not file a prospectus supplement until a pledgee or donee intends to sell more than 500 shares.

Selling Shareholder, page 71

13. We note your response to prior comment 40 and the revised disclosure that SOF may
be deemed to be an underwriter. We restate the comment. Please tell us whether SOF
is a registered broker. If so, please state that they "are" and underwriter. Please tell
us whether SOF is an affiliate of a broker-dealer. If so, please also disclose the
representations set forth in the letter or state they "are" an underwriter.

Legal Matters, page 189

14. Please clarify which matters Morrison & Foerster and Appleby will pass on.

Legal Opinion-Exhibit 5.1

15. Please delete the assumption in (i) since this reflects whether the shares are duly
authorized.

16. We reference the next to last paragraph which states that the opinion speaks as of
its date. Please note that shareholders must be able to rely upon the opinion up to
the time that the F-1 becomes effective. Please either delete this statement or file
an executed copy of the opinion dated as of the date of effectiveness.

Form 20-F for the Year Ended December 31, 2007

3.3.6 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Classified as Ineffective, page 9

17. We note your response to prior comment 49 which references your risk factor
disclosure in your Form F-1/A. Your disclosure in your Form 20-F which is
incorporated by reference into your Form F-1/A does not provide this
information. Therefore, as previously requested, please revise to disclose in
greater detail the nature of the four material weaknesses identified in your
disclosure. In this regard, also revise to disclose the specific steps that the
Company implemented at its June 13, 2008 Board meeting to remediate the
material weaknesses.

Item 5.1 Disclosures of Critical Accounting Policies, page 34

18. We note that your stock price has continued to decline from $5.20 at December
31, 2007, to $1.00 at December 5, 2008, and your market capitalization as of June
30, 2008, is significantly less than total stockholders' equity, which is an indicator
that your goodwill and/or long-lived assets may be impaired. Tell us whether or
not this decline in market cap and stock price has triggered an interim impairment
test under SFAS 142 and SFAS 144 and how you determined that your long-lived
assets and goodwill are recoverable in the current market environment. Further

tell us how the decline in your stock price has impacted your current and future cash flows and what consideration you have given to disclosing this in your Form F-1.

Note 4. Summary of Significant Accounting Policies

Note 18. Defined Contribution and Benefit Plans, page F-38

19.   We note your response to prior comment 59 where you have identified for us the disclosures required by paragraphs 7 and 20 of SFAS 158 in your Form 20-F. Please revise your footnote disclosure, in future filings, to clearly identify these disclosures as you have in your response. Further note that Appendix A, specifically paragraph A6, provides an illustration of the disclosures required by paragraph 20 of SFAS 158.

Note 20. Segment Financial Information, page F-41

20.   We note your response to prior comment 60 and have the following comments:

- You state that you have a number of operating subsidiaries, you capture certain financial information by product line, and the Company's supervisory personnel act and make decisions on a regional and market basis. It is still not clear to us, how you have identified your operating segments and reporting segments. In this regard, tell us if your various operating subsidiaries are considered operating segments and if so, are they aggregated into your three reportable segments?
- It is unclear how your CODM evaluates and assesses performance. Please clarify whether decisions are made on a regional and market basis. If so, tell us how you considered this in determining your operating and reportable segments. Supplmentally provide us copies of your CODM reports for December 31, 2007 and June 30, 2008.
- Explain to us why certain key operational data and certain financial information specific to each product line, in your manufactured product segment, is captured if it is not used internally for decision making on how resources should be allocated.

General:

21.   We note throughout your response letter and your Form F-1/A that you have made certain revisions as a result of our comments that you indicate, in some instances, you will also make in your 2008 Form 20-F. Since your Form 20-F is incorporated by reference in your Form F-1/A and includes information that has not been revised as a result of our comments, please tell us what consideration has been given to revising your Form 20-F for the year ended December 31, 2007.

Current Economic Risks, page 16

22.   Please expand this discussion of recent economic events to clarify the specific impacts and risks to your business. Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations since June 30, your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3692 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael J. Hagan, Esq.
       Morrison & Foerster LLP